EX 99.7

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada  V6B 4W4
Tel: 604-331-3376  Fax: 604-688-4712

Netco files Year-end Financial Statements and Reserves Information

Vancouver, May 19, 2004 – Netco Energy Inc. (TSXV: NEI) has filed its audited financial statements for the year ending December 31, 2003 along with its annual reserves data and other oil and gas information for the year ended December 31, 2003 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Revenues from oil and gas operations in 2003 increased $2,127,720 to $3,409,365 from $1,281,645 in 2002. Net income on the year decreased to $174,296 compared to $878,125 in 2002 following non-cash depreciation and depletion adjustments of $1,526,893 resulting in earnings per share of $0.03 for 2003 as compared to earnings per share of $0.13 in 2002.  Total capital expenditures in 2003 were $3,172,972 of which $1,938,823 was attributable to properties in which no appreciable reserve values were realized resulting in the additional write-down of over $1,000,000 in depletion expenses for the period.

Netco Energy Inc. is an oil and gas issuer with its common shares listed on the TSX Venture Exchange.

Copies of the audited financial statements, Management’s Discussion and Analysis, and annual reserves data and other oil and gas information may be obtained on SEDAR at www.sedar.com

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

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